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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                               AMENDMENT NO. 3 TO

                                 SCHEDULE 14D-9

                SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
             SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

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                          MICROWAVE POWER DEVICES, INC.
                            (NAME OF SUBJECT COMPANY)

                          MICROWAVE POWER DEVICES, INC.
                      (NAME OF PERSON(S) FILING STATEMENT)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    59517M103
                         (CUSIP NUMBER OF COMMON STOCK)

                                  ALFRED WEBER
                 CHAIRMAN, PRESIDENT AND CHIEF EXECUTIVE OFFICER
                          MICROWAVE POWER DEVICES, INC.
                              49 WIRELESS BOULEVARD
                         HAUPPAUGE, NEW YORK 11788-3935
                                 (631) 231-1400
       (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
     NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)
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                                 WITH A COPY TO

                             STEPHEN W. RUBIN, ESQ.
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.



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         This Amendment supplements and amends as Amendment No. 3 to the Solicitation/Recommendation Statement on Schedule 14D-9, originally filed on October 20, 2000 with the Securities and Exchange Commission, as amended (the "Schedule 14D-9") by Microwave Power Devices, Inc. (the "Company"), relating to the tender offer being made by Ericsson MPD Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Ericsson Inc., a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated October 20, 2000, as amended (the "Schedule TO") and filed with the Securities and Exchange Commission, to purchase all the outstanding Shares at a price of $8.70 per Share, net to the sellers in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 20, 2000, and the related Letter of Transmittal (and any amendments or supplements thereto), included in the Schedule TO. Capitalized terms used but not defined herein shall have the meanings set forth in the Schedule 14D-9.

         The Company hereby amends Item 8. to the Schedule 14D-9 as herein set forth:

ITEM 8.  ADDITIONAL INFORMATION

         Item 8. beginning on page 13 to the Schedule 14D-9 is hereby amended by adding the following paragraph after the last paragraph of such Item:

         "At 12:00 midnight, New York City time, on Monday, November 27, 2000, the Offer expired. Based on a preliminary count, approximately 10,384,051 Shares were validly tendered and not withdrawn pursuant to the Offer, of which 35,560 were tendered pursuant to notices of guaranteed delivery. Such Shares constituted approximately 96.83% of the outstanding Shares. On November 28, 2000, effective as of 12:01 a.m., all Shares validly tendered and not withdrawn prior to the expiration of the Offer were accepted for payment. Parent intends to effect the Merger of Purchaser with and into the Company as soon as practicable. Parent and Purchaser own a sufficient number of Shares to effect the Merger under Delaware General Corporation Law without a vote or meeting of the Company's stockholders. Pursuant to the Merger, Shares that were not tendered into the Offer (other than Shares held in the treasury of the Company or Shares owned by Purchaser, Parent or any direct or indirect wholly owned subsidiary of Parent or of the Company immediately prior to the Merger, which Shares will be canceled without any conversion thereof and no payments or distributions will be made with respect thereto) will be canceled and converted into the right to receive $8.70 per Share in cash (subject to applicable withholding taxes), without interest, subject to the rights of holders of non-tendered Shares to seek appraisal of the fair market value thereof pursuant to Section 262 of the Delaware General Corporation Law. Following the Merger, the Company will become a wholly owned subsidiary of Parent."

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             MICROWAVE POWER DEVICES, INC.




                                             By:      /s/  ALFRED WEBER
                                                --------------------------------
                                             Name:    Alfred Weber
                                             Title:   Chairman, President and
                                                      Chief Executive Officer

Dated: November 28, 2000

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